Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Corporation Announces 2012 Second Quarter Results

Oak Brook, IL, August 3, 2012—Federal Signal Corporation (NYSE:FSS) today reported results for the second quarter ended June 30, 2012. Results for the FS Tech business are reported as discontinued operations for all periods presented.

•	Earnings per share from continuing operations of $0.15 versus $0.09 last year

•	Net sales of $204 million, up 16% versus last year

•	Q2 operating income of $15.8 million, up 49% versus last year

•	June 30 order backlog of $322 million, up $87 million versus same period last year

•	FSTech reported as discontinued operation

Dennis J. Martin, President and Chief Executive Officer, stated, “Our strong second quarter results illustrate our continued progress. Sales, operating income and operating margin were all well above last year, our orders remained strong and our order backlogs remain robust.” Mr. Martin continued, “With the pending sale of our FSTech business, we will continue to focus on driving profitable growth and strong cash flows from our core businesses of industrial and municipal equipment, and safety and security systems.”

Orders increased $33.5 million or 8% for the six months ended June 30, 2012 and were unchanged for the three months ended June 30, 2012 compared to the prior-year periods. In the three months ended June 30, 2012, U.S. orders increased $2.8 million or 2% and non-U.S. orders decreased $2.8 million or 3% compared to the prior-year periods. In the six months ended June 30, 2012, U.S. orders increased $27.0 million or 12% and non-U.S. orders increased $6.5 million or 4%, compared to the prior-year periods.

Net sales increased $28.8 million or 16% and $74.6 million or 23% for the three and six months ended June 30, 2012, respectively, compared to the respective prior-year periods as a result of increased shipments across most segments, offset by lower demand in European and U.S. municipal police and fire markets.

Operating income increased $5.2 million or 49% and $13.0 million or 99% in the three and six months ended June 30, 2012, respectively, compared to the respective prior-year periods. The increase in operating income was primarily a result of higher sales volume and an overall favorable change in product mix.

Interest expense increased $1.4 million and $3.2 million for the three and six months ended June 30, 2012, respectively, compared to the respective prior-year periods, primarily due to an increase in interest rates on the Company’s debt financing agreements entered into in February 2012, partly offset by interest expense allocated to discontinued operations of $2.2 million and $3.1 million for the three and six months ended June 30, 2012.

Loss from discontinued operations and disposal, net of tax was $26.1 million and $1.3 million for the three months ended June 30, 2012 and 2011, respectively. A loss was recognized of $30.2 million and $4.7 million from discontinued operations and disposals for the six months ended June 30, 2012 and 2011, respectively.

GROUP RESULTS

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and six-month periods ended June 30, 2012 and 2011, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$63.0	$59.9	$3.1	$125.0	$113.5	$11.5
Backlog	39.6	22.9	16.7	39.6	22.9	16.7
Net sales	59.1	56.3	2.8	115.4	109.0	6.4
Operating income	6.3	6.3	—	10.9	11.5	(0.6)
Operating margin	10.7%	11.2%	(0.5%)	9.4%	10.6%	(1.2%)
Depreciation and amortization	$1.1	$1.1	$—	$2.2	$2.2	$—

•

Orders increased $3.1 million for the three months ended June 30, 2012 compared to the respective prior-year period. U.S. orders increased $6.5 million due to improved municipal spending in the police, fire and outdoor warning markets and improvement in the industrial market. Non-U.S. orders declined $3.4 million as weak demand in the European police and fire markets offset improvement in demand for industrial and outdoor warning systems. Orders increased $11.5 million or 10% for the six months ended June 30, 2012 compared to the respective prior year period. U.S. orders increased $14.0 million, primarily as a result of strong industrial demand. Non-U.S. orders decreased $2.5 million, driven primarily by weak demand in European markets.

•

Net sales increased $2.8 million for the three months ended June 30, 2012 compared to the respective prior-year period, primarily due to higher industrial and domestic municipal demand, offset by decreased demand in exports. Net sales increased $6.4 million for the six months ended June 30, 2012 compared to the respective prior-year period as a result of increased U.S. industrial sales, strong demand in municipal and energy markets, partially offset by lower demand in European municipal police and fire markets.

•

Operating income was flat for the three months ended June 30, 2012 compared to the respective prior-year period despite sales increases, primarily resulting from increased inventory reserves. Operating income decreased $0.6 million for the six months ended June 30, 2012 compared to the respective prior year period due to increased inventory reserves and restructuring charges. During the first quarter of 2012, the Company recorded a restructuring charge of $0.9 million in the Safety and Security Group, which contributed to the decrease in operating income compared to the prior-year period.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results as of and for the three and six-month periods ended June 30, 2012 and 2011, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$40.6	$30.6	$10.0	$77.6	$66.8	$10.8
Backlog	90.4	83.0	7.4	90.4	83.0	7.4
Net sales	33.3	24.7	8.6	65.1	45.9	19.2
Operating income	1.7	0.7	1.0	2.5	1.5	1.0
Operating margin	5.1%	2.8%	2.3%	3.8%	3.3%	0.5%
Depreciation and amortization	$0.7	$0.6	$0.1	$1.3	$1.2	$0.1

•

Orders increased $10.0 million for the three months ended June 30, 2012 compared to the respective prior-year period. The increase is due to improved demand in the Asian market for fire-lift products and in Australia for industrial and rental products. Orders increased $10.8 million for the six months ended June 30, 2012 compared to the respective prior year period, primarily as result of strong demand for the fire-lift product in the Asian market, partially offset by a soft European market.

•

Net sales increased $8.6 million and $19.2 million for the three and six months ended June 30, 2012 compared to the respective prior-year periods as a result of increased Asian and Australian business together with some increased shipments to European markets, offset by an unfavorable currency impact.

•

Operating income increased by $1.0 million for both the three and six months ended June 30, 2012, compared to the respective prior-year periods. For the three months ended June 30, 2012, operating income increased due to higher volumes, partly offset by unfavorable currency impact. For the six months ended June 30, 2012 compared to the respective prior-year period, operating income increased due to higher volumes, slightly offset by product mix resulting in lower margins and unfavorable currency impact.

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and six-month periods ended June 30, 2012 and 2011, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$103.9	$117.0	$(13.1)	$228.0	$216.8	$11.2
Backlog	191.5	128.3	63.2	191.5	128.3	63.2
Net sales	112.0	94.6	17.4	220.0	171.0	49.0
Operating income	12.5	9.2	3.3	24.5	10.1	14.4
Operating margin	11.2%	9.7%	1.5%	11.1%	5.9%	5.2%
Depreciation and amortization	$1.3	$1.3	$—	$2.6	$2.5	$0.1

•

Orders of $103.9 million in the second quarter decreased $13.1 million compared to the same quarter in 2011. U.S. orders decreased $9.0 million from the prior-year period largely reflecting declines in orders for street sweepers, municipal sewer cleaners, and vacuum trucks, offset by an increase in waterblaster orders. Non-U.S. orders declined $4.1 million from the prior-year period. Year to date orders of $228.0 million were up from the previous year by $11.2 million, or 5%. U.S. orders were up 7%, or $11.5 million, from the prior year, primarily as a result of increases in orders for municipal sewer cleaners and waterblasters, offset by declines in street sweeper orders. Non-U.S. orders showed modest declines of $0.3 million from the prior year.

•

Net sales increased $17.4 million and $49.0 million for the three and six months ended June 30, 2012 compared to the respective prior-year periods as a result of increased shipments, both domestically and internationally.

•

Operating income increased $3.3 million and $14.4 million for the three and six months ended June 30, 2012, respectively, compared to the respective prior-year periods due to higher gross margins resulting from increased volumes, somewhat offset by an unfavorable product mix between domestic and international markets.

CORPORATE EXPENSES

Corporate expenses were $4.7 million and $5.6 million for the three months ended June 30, 2012 and 2011, respectively.

Corporate expenses for the six months ended June 30, 2012 were $11.8 million and $10.0 million for the comparable period in 2011. The increase was due primarily to higher incentive compensation expense and debt-related legal fees.

Corporate expenses included depreciation and amortization expense of $0.3 million and $0.5 million for the three and six months ended June 30, 2012, respectively, and $0.3 million and $0.6 million for the comparable periods in 2011, respectively.

CONFERENCE CALL

Federal Signal will host its second quarter conference call on Friday, August 3, 2012 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Fire Rescue, Environmental Solutions, and Federal Signal Technologies. For more information on Federal Signal, visit: http://www.federalsignal.com

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share data)	2012	2011	2012	2011
Net sales	$204.4	$175.6	$400.5	$325.9
Cost of sales	155.2	135.7	306.0	252.8

Gross profit	49.2	39.9	94.5	73.1
Selling, engineering, general and administrative	33.5	29.3	67.6	60.0
Restructuring charge	(0.1)	—	0.8	—

Operating income	15.8	10.6	26.1	13.1
Interest expense	5.4	4.0	10.5	7.3
Debt settlement costs	—	—	1.6	—
Other expense (income), net	0.5	(0.2)	0.3	—

Income before income taxes	9.9	6.8	13.7	5.8
Income tax expense	(0.3)	(1.1)	(1.0)	(2.5)

Income from continuing operations	9.6	5.7	12.7	3.3
Loss from discontinued operations and disposal, net of income tax benefit of $0.7, $0.0, $0.6 and $0.0, respectively	(26.1)	(1.3)	(30.2)	(4.7)

Net (loss) income	$(16.5)	$4.4	$(17.5)	$(1.4)

Basic and diluted earnings (loss) per share:
Income from continuing operations	$0.15	$0.09	$0.20	$0.05
Loss from discontinued operations and disposal, net of tax	(0.41)	(0.02)	(0.48)	(0.07)

(Loss) earnings per share	$(0.26)	$0.07	$(0.28)	$(0.02)

Weighted average common shares outstanding:
Basic	62.3	62.2	62.2	62.2
Diluted	62.6	62.2	62.5	62.2
Cash dividends declared per share of common stock	$—	$—	$—	$—

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)	June 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$10.3	$9.5
Restricted cash	1.5	—
Accounts receivable, net of allowances for doubtful accounts of $2.4 and $2.4, respectively	108.3	105.0
Inventories	117.9	104.3
Other current assets	22.0	18.7
Current assets of discontinued operations	122.2	131.9

Total current assets	382.2	369.4
Properties and equipment, net	58.1	60.0
Other assets
Goodwill	269.7	270.6
Intangible assets, net	1.3	1.8
Deferred charges and other assets	7.1	2.0
Long-term assets of discontinued operations	1.9	2.9

Total assets	$720.3	$706.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$3.9	$9.0
Current portion of long-term borrowings and capital lease obligations	10.9	0.1
Accounts payable	53.1	49.5
Customer deposits	15.5	14.4
Deferred revenue	2.9	2.9
Accrued liabilities
Compensation and withholding taxes	18.0	18.7
Other	38.9	34.0
Current liabilities of discontinued operations	38.7	35.7

Total current liabilities	181.9	164.3
Long-term borrowings and capital lease obligations, less current portion	221.9	213.1
Long-term pension and other postretirement liabilities	69.6	74.1
Deferred gain	20.4	21.4
Deferred tax liabilities	37.3	36.0
Other long-term liabilities	14.0	14.5
Long-term liabilities of discontinued operations	6.5	8.6

Total liabilities	551.6	532.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.3 million and 63.1 million shares issued, respectively	63.3	63.1
Capital in excess of par value	169.3	167.7
Retained earnings	18.9	36.4
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.3)	(16.1)
Accumulated other comprehensive loss	(66.5)	(76.4)

Total shareholders’ equity	168.7	174.7

Total liabilities and shareholders’ equity	$720.3	$706.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six months ended June 30,
($ in millions)	2012	2011
Operating activities
Net loss	$(17.5)	$(1.4)
Adjustments to reconcile net loss to net cash used for operating activities
Loss on discontinued operations and disposal	30.2	4.7
Depreciation and amortization	6.6	6.5
Stock-based compensation expense	1.4	1.3
Restructuring charge	0.8	—
Changes in operating assets and liabilities	(12.0)	(8.6)

Net cash provided by continuing operating activities	9.5	2.5
Net cash used for discontinued operating activities	(10.0)	(9.0)

Net cash used for operating activities	(0.5)	(6.5)
Investing activities
Purchases of properties and equipment	(5.5)	(6.6)
Proceeds from sales of properties, plant and equipment	1.0	0.9
Increase in restricted cash	(1.5)	—

Net cash used for continuing investing activities	(6.0)	(5.7)
Net cash provided by discontinued investing activities	—	—

Net cash used for investing activities	(6.0)	(5.7)
Financing activities
Reduction in debt outstanding under revolving credit facilities	(161.8)	(24.6)
Proceeds on short-term borrowings	28.5	33.0
Payments on short-term borrowings	(33.8)	(25.4)
Proceeds from issuance of long-term borrowings	215.0	—
Payments on long-term borrowings	(34.4)	(11.4)
Payments of debt financing fees	(6.2)	(2.1)
Cash dividends paid to shareholders	—	(3.7)
Other, net	0.9	—

Net cash provided by (used for) continuing financing activities	8.2	(34.2)
Net cash (used for) provided by discontinued financing activities	(0.9)	0.1

Net cash provided by (used for) financing activities	7.3	(34.1)

Effects of foreign exchange rate changes on cash and cash equivalents	—	(1.5)
Increase (decrease) in cash and cash equivalents	0.8	(47.8)
Cash and cash equivalents at beginning of period	9.5	62.1

Cash and cash equivalents at end of period	$10.3	$14.3